FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 15th, 2017

1.         DATE, TIME AND PLACE: on December 15th, 2017, at 11:15 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs first and second of article 15 of the Bylaws and sole paragraph of article 9th of the Internal Regulation of the Board of Directors. Were present the majority of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luis Nelson Guedes de Carvalho, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira. Was absent for a justified reason, Mr. Yves Desjacques.

4.    AGENDA: (i) Analysis and deliberation of the Company's strategic planning for the years 2018 to 2020, as well as the annual budget for 2018; (ii) Analysis and deliberation of the proposed share issuance under the Company's stock option program and the respective capital increase.

5.         RESOLUTIONS: As the meeting was commenced, the Coordinator of the Audit Committee informed Messrs. Board of Director’s members about the resignation of Mr. Pedro Marcílio de Sousa of the position held as member of the Audit Committee, presented on this date. Subsequently, the Board of Director’s members examined the items comprised in the Agenda and resolved, unanimously and without reservations:

5.1  Analysis and deliberation of the Company's strategic planning for the years 2018 to 2020, as well as the annual budget for 2018: was presented the Management´s proposal for the strategic planning for the years 2018 to 2020 and the annual budget referred to 2018 and, after discussions, Messrs. Members decided to approve the Company's strategic planning for the years 2018 to 2020, as well as the annual budget for the year 2018, in line with the favorable recommendation of the Financial Committee. After the deliberation, Mr. Chairman thanked the presentation and comments made, moving on to the next item in the Agenda.

5.2.      Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

5.2.1.   As a consequence of the exercise of options pertaining to Series B1, B3 and B4 of the Compensation Plan, and to Series C3 and C4 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 4,092,526.13 (four million, ninety-two thousand, five hundred and twenty-six Reais and thirteen cents), by issuance of 110,666 (one hundred and ten thousand, six hundred and sixty-six) preferred shares, whereas:

(i)          210 (two hundred and ten) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 2,10 (two Reais and ten cents), due to the exercise of options from Series B1;

(ii)        450 (four hundred and fifty) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 4,50 (four Reais and fifty cents), due to the exercise of options from Series B3;

(iii)      109,815 (one hundred and nine thousand, eight hundred and fifteen) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven Brazilian Reais and twenty-one cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 4,086,216.15 (four million, eighty-six thousand, two hundred and sixteen Reais and fifteen cents) due to the exercise of options from Series C3;

(iv)      80 (eighty) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 0.80 (eighty cents), due to the exercise of options from Series B4; and

(v)        111 (one hundred and eleven) preferred shares, at the issuance rate of R$ 56.78 (fifty-six Reais seventy-eight cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 6,302.58 (six thousand, three hundred and two Reais and fifty-eighty cents) , due to the exercise of options from Series C4;

Pursuant to the Company’s Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence.

5.2.2.   Thus, the Company’s capital stock shall change from the current R$ 6,818,194,672.45 (six billion, eight hundred and eighteen million, one hundred and ninety-four thousand, six hundred and seventy-two Reais and forty-five cents) to R$ 6,822,287,198.58 (six billion, eight hundred and twenty-two million, two hundred and eighty-seven thousand, one hundred and ninety-eight Reais and fifty-eight cents), fully subscribed and paid for, divided into 266,579,430 (two hundred and sixty-six million, five hundred seventy-nine thousand, four hundred and thirty) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166,899,579 (one hundred and sixty-six million, eight hundred and ninety-nine thousand, five hundred and seventy-nine) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation and comments made.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, December 15th, 2017. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luis Nelson Guedes de Carvalho, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Ana Paula Tarossi Silva Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 15, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.